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Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1: REPORTING ISSUER

        Falconbridge Limited ("Falconbridge")
        207 Queen's Quay West
        Suite 800
        Toronto, ON M5J 1A7

ITEM 2: DATE OF MATERIAL CHANGE

  December 8, 2006

ITEM 3: PRESS RELEASE

        A press release in the form of Schedule A attached hereto was issued on December 11, 2006 by Falconbridge.

ITEM 4: SUMMARY OF MATERIAL CHANGE

        Falconbridge announced on December 11, 2006, that its parent company Xstrata plc ("Xstrata") has fully and unconditionally guaranteed (i) the payment of principal and interest owing by Falconbridge to holders of certain senior debt of Falconbridge, and (ii) the payment, within 15 days of when due, of all financial liabilities and obligations owing by Falconbridge to holders of Falconbridge's cumulative redeemable preferred shares, Series 2, Series 3 and Series H (the "Preferred Shares"). The guarantee of the senior debt was implemented by amending the trust indentures pursuant to which the senior debt was issued and the guarantee of the Preferred Shares was implemented through the entering into of a guarantee indenture between Xstrata, Falconbridge and Computershare Trust Company of Canada, as guarantee trustee.

        In connection with Xstrata's guarantees of certain of Falconbridge's senior debt and the Preferred Shares, the securities commissions of each Canadian province (other than Prince Edward Island) and territory have granted Falconbridge an exemption from certain requirements of the securities legislation that will permit Falconbridge to satisfy its continuous disclosure requirements as a reporting issuer by filing Xstrata's UK disclosure documents, including Xstrata's annual and interim financial statements, in place of disclosure documents relating solely to Falconbridge. As a result of this relief, Falconbridge will not be filing interim financial statements for the nine months ended September 30, 2006. The terms of the exemption require that Falconbridge file on SEDAR copies of all documents filed by Xstrata pursuant to the continuous disclosure requirements of the UK.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

        Please see the press release attached as Schedule A for a full description of the material change.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

        Not applicable.

ITEM 7: OMITTED INFORMATION

        Not applicable.

ITEM 8: SENIOR OFFICER

        The following senior officer of Falconbridge is knowledgeable about the material change and this report:

        Stephen Young
        207 Queen's Quay West
        Suite 800
        Toronto, ON M5J 1A7

  Fax: 416.982.7490

ITEM 9: DATE OF REPORT

December 13, 2006.	FALCONBRIDGE LIMITED
	by	/s/ STEPHEN YOUNG Name: Stephen Young Title: Secretary

SCHEDULE A

NEWS RELEASE

XSTRATA PLC GUARANTEES FALCONBRIDGE NOTES
AND PREFERRED SHARES

Toronto, December 11, 2006

Falconbridge Limited ("Falconbridge") today announces that its parent company, Xstrata plc ("Xstrata"), has fully and unconditionally guaranteed Falconbridge's Notes (defined below) and its cumulative redeemable preferred shares, Series 2, Series 3 and Series H (the "Preferred Shares"). Falconbridge will not file interim financial statements for the nine months ended September 30, 2006, as it has obtained an order from Canadian securities regulators permitting Falconbridge to satisfy its continuous disclosure obligations as a reporting issuer by filing Xstrata's UK disclosure documents in place of disclosure documents relating solely to Falconbridge.

Description of Xstrata Guarantee of the Falconbridge Notes

The following senior debt of Falconbridge has been guaranteed by Xstrata (collectively, the "Notes"): (i) US $250 million principal amount of 6.2% notes due June 15, 2035; (ii) US$250 million principal amount of 5.5% notes due June 15, 2017; (iii) US$350 million principal amount of 6% notes due October 15, 2015; (iv) US$250 million principal amount of 5.375% notes due June 1, 2015; (v) US$250 million principal amount of 7.35% notes due June 5, 2012; (vi) US$300 million principal amount of 7.25% notes due July 15, 2012; (vii) US$300 million principal amount of 8.375% notes due February 15, 2011; and (viii) C$175 million principal amount of 8.5% debentures due December 8, 2008.

The guarantee of Falconbridge's Notes was implemented by amending the trust indentures pursuant to which the Notes were issued (the "Notes Indentures"). Pursuant to the terms of the Note Indentures, as amended by supplemental indentures to implement the guarantees, Xstrata has fully and unconditionally guaranteed the payment, within 15 days of when due, of the principal and interest owing by Falconbridge to the holders of the Notes. Computershare Trust Company of Canada (the "Note Trustee") is the trustee for the holders of the Notes under the terms of the Note Indentures.

Description of Xstrata Guarantee of the Falconbridge Preferred Shares

The guarantee of the Preferred Shares is governed by the terms of a guarantee indenture (the "Guarantee Indenture") entered into by Xstrata, Falconbridge and Computershare Trust Company of Canada, as guarantee trustee. Pursuant to the terms of the Guarantee Indenture, Xstrata has fully and unconditionally guaranteed in favour of the holders of the Preferred Shares the payment, within 15 days of when due, of all financial liabilities and obligations of Falconbridge to such holders under the terms of the Preferred Shares, whether in respect of:

  •
  any accrued and unpaid dividends on the Preferred Shares, regardless of the ability of Falconbridge to satisfy any financial or legal condition to the declaration or payment of dividends;

1

  •
  the redemption price and all accrued and unpaid dividends to the date of redemption with respect to the Preferred Shares called for redemption; or

  •
  the liquidation amount payable on the Preferred Shares upon a voluntary or involuntary dissolution, liquidation or winding up of Falconbridge, without regard to the amount of assets of Falconbridge available for distribution.

Xstrata's obligation to make a guarantee payment may be satisfied by direct payment of the required amounts by Xstrata to the holders of Preferred Shares entitled to those payments or by causing Falconbridge to pay those amounts to the holders.

Structural Subordination

Xstrata's guarantees of the Notes and the Preferred Shares constitute unsecured obligations of Xstrata

The terms of the guarantees do not limit the ability of Xstrata to incur additional indebtedness, nor do they limit the ability of Xstrata's subsidiaries or joint ventures to incur additional secured or unsecured indebtedness. Xstrata's obligations under the guarantees will be effectively subordinate to all indebtedness and other liabilities of Xstrata's subsidiaries and joint ventures, except to the extent Xstrata is a creditor of such subsidiaries or joint ventures ranking at least pari passu with such other creditors.

Credit Rating

The Notes and the Preferred Shares, as guaranteed by Xstrata, have been rated by the following rating agencies (collectively, the "Rating Agencies") as follows:

Rating Agency	Notes Rating	Preferred Shares Rating
Moody's Investors Service	Baa2	not rated
Standard & Poor's	BBB+	BBB-
Dominion Bond Rating Service Limited	BBB(high)	Pfd-3(high)

Holders of the Notes and the Preferred Shares should consult the Rating Agencies with respect to the interpretation of the foregoing ratings and their implications.

The credit ratings accorded to the Notes and the Preferred Shares by the Rating Agencies are not recommendations to purchase, hold or sell the Notes or the Preferred Shares inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that the ratings will remain in effect for any period of time or that the ratings will not be revised or withdrawn entirely by one or more of the Rating Agencies at any time in the future if, in the judgment of one or more of the Rating Agencies, circumstances so warrant.

2

Tax Consequences of Guarantee of Preferred Shares

The guarantee of the Preferred Shares constitutes a "guarantee agreement" for purposes of subsection 112(2.2) of the Income Tax Act (Canada) (the "Tax Act"). Accordingly, a dividend received on a Preferred Share of a particular series by a holder of Preferred Shares that is a corporation resident in Canada for purposes of the Tax Act generally will not be deductible in computing the taxable income of the corporation unless the Preferred Share is of a class or series of shares of the capital stock of Falconbridge that is listed on a prescribed stock exchange (which includes the Toronto Stock Exchange) and the corporation, and persons with which the corporation does not deal at arm's length, or any partnership or, in certain circumstances, trust of which the corporation or any such person is a member or beneficiary, do not, at the time the dividend is received, receive dividends in respect of more than 10 per cent of the issued and outstanding shares to which the guarantee agreement applies. Holders of Falconbridge Preferred Shares to which these provisions may be relevant are urged to consult their own tax advisors.

Guarantee of Payment

Each guarantee constitutes a guarantee of payment and not of collection. This means that legal proceedings may be brought directly against Xstrata to enforce its obligations under each guarantee without first instituting a legal proceeding against Falconbridge. The guarantees of the Notes will not be discharged except by payment in full of Falconbridge's obligations to the holders of the Notes. The guarantee of the Preferred Shares will not be discharged except by payment of the related guaranteed payments in full to the extent not paid by Falconbridge or upon the cancellation of the Preferred Shares.

Amendments and Assignment

The guarantees of the Notes may not be amended without the prior approval of the holders of the Notes in accordance with the terms of the Note Indentures, provided that no approval of the holders of the Notes is required for certain changes that do not adversely affect the rights of holders of the Notes.

The guarantee of the Preferred Shares may not be amended without the prior approval of the holders representing not less than a majority of the aggregate liquidation amount of the outstanding Preferred Shares, or, in the event that a meeting is held to obtain the consent of the holders of the Preferred Shares, representing not less than a majority of the aggregate liquidation amount of the outstanding Preferred Shares held by holders of the Preferred Shares present at the meeting, provided that no approval of the holders of the Preferred Shares is required for certain changes that do not adversely affect the rights of holders of the Preferred Shares. For purposes of the guarantee, a meeting of the holders of the Preferred Shares requires a quorum consisting of holders of the Preferred Shares holding at least 25% of the aggregate liquidation amount of the outstanding Preferred Shares.

The guarantees of the Notes and the Preferred Shares will be binding on the successors and assigns of Xstrata and will enure to the benefit of the holders of the Notes and Preferred Shares then outstanding.

3

Termination

The guarantee of the Notes will terminate upon the repayment in full and discharge of all Notes. The guarantee of the Preferred Shares will terminate and be of no further force and effect upon full payment of the applicable redemption price of all Preferred Shares, including any accrued and unpaid dividends at the time of redemption.

Governing Law

The guarantees of the Notes (other than the C$175 million 8.5% debentures due 2008) are governed by and construed in accordance with the laws of the State of New York except with respect to the rights, powers, duties and responsibilities of the Note Trustee under the Note Indentures, which are governed by the laws of the Province of Ontario.

The guarantees of the C$175 million 8.5% debentures due 2008 and the Preferred Shares are governed by and construed in accordance with the laws of the Province of Ontario.

Consent to Jurisdiction and Service

Xstrata has appointed CT Corporation System, 111 Eighth Avenue, New York, New York, as its agent for service of process in any suit, action or proceeding arising out of or relating to its guarantee of the Notes (other than the C$175 million 8.5% debentures due 2008) and for actions brought under United States federal or state securities laws brought in any federal or state court located in the City of New York and submits to such jurisdiction.

Xstrata has appointed Falconbridge as its agent for service of process in any suit, action or proceeding arising out of or relating to its guarantee of the Preferred Shares or the C$175 million 8.5% debentures due 2008 and for actions brought under provincial securities laws brought in any court located in the City of Toronto and submits to such jurisdiction.

Information Concerning the Trustee

Computershare Trust Company of Canada is the Note Trustee under the terms of the Note Indentures and is the guarantee trustee for the holders of the Preferred Shares. The terms of the Guarantee Indenture and the terms of the Note Indentures provide that, except in certain circumstances, no action may be brought against Xstrata to enforce the guarantees except by the Trustee.

Changes to Falconbridge Continuous Disclosure Reporting

In connection with Xstrata's guarantees of the Notes and the Preferred Shares, the securities commissions of each Canadian province (other than Prince Edward Island) and territory have granted Falconbridge an exemption from certain requirements of the securities legislation that will permit Falconbridge to satisfy its continuous disclosure obligations as a reporting issuer by filing Xstrata's UK disclosure documents, including Xstrata's annual and interim financial statements, in place of disclosure documents relating solely to Falconbridge. As a result of this relief, in lieu of the quarterly interim financial statements that Falconbridge has historically filed, Falconbridge will file on SEDAR Xstrata's annual and half-yearly financial statements, prepared in accordance with International Financial Reporting Standards. As a result, Falconbridge will not be filing interim financial statements for the nine months ended September 30, 2006. The terms of the exemption require that Falconbridge file on SEDAR copies of all documents filed by Xstrata pursuant to the continuous disclosure requirements of the United Kingdom.

4

Falconbridge will file Xstrata's financial statements on SEDAR at the same time they are filed in the United Kingdom. The continuous disclosure requirements of the United Kingdom require that Xstrata file its financial statements as soon as possible after they have been approved, with annual financial statements filed no later than six months after its December 31 year end and half yearly financial statements filed no later than 90 days after the end of the six month period ending June 30. Xstrata generally publishes its annual financial statements in March and its half yearly financial statements in August.

The availability of the exemption is subject to Falconbridge and Xstrata satisfying a number of other conditions that are set forth in the decision of the securities commissions. A copy of the decision is available on the website of the Ontario Securities Commission at www.osc.gov.on.ca.

More Information

To obtain copies of the supplemental indentures to the Note Indentures or the Guarantee Indenture, Holders of Notes and Preferred Shares may contact Computershare Trust Company of Canada whose offices are located at 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1, telephone 416.505.4600. Copies of the supplemental indentures and the Guarantee Indenture have also been publicly filed by Falconbridge and are available at www.sedar.com.

5

Exhibit 99.2

NEWS RELEASE

XSTRATA PLC GUARANTEES FALCONBRIDGE NOTES
AND PREFERRED SHARES

Toronto, December 11, 2006

Falconbridge Limited ("Falconbridge") today announces that its parent company, Xstrata plc ("Xstrata"), has fully and unconditionally guaranteed Falconbridge's Notes (defined below) and its cumulative redeemable preferred shares, Series 2, Series 3 and Series H (the "Preferred Shares"). Falconbridge will not file interim financial statements for the nine months ended September 30, 2006, as it has obtained an order from Canadian securities regulators permitting Falconbridge to satisfy its continuous disclosure obligations as a reporting issuer by filing Xstrata's UK disclosure documents in place of disclosure documents relating solely to Falconbridge.

Description of Xstrata Guarantee of the Falconbridge Notes

The following senior debt of Falconbridge has been guaranteed by Xstrata (collectively, the "Notes"): (i) US $250 million principal amount of 6.2% notes due June 15, 2035; (ii) US$250 million principal amount of 5.5% notes due June 15, 2017; (iii) US$350 million principal amount of 6% notes due October 15, 2015; (iv) US$250 million principal amount of 5.375% notes due June 1, 2015; (v) US$250 million principal amount of 7.35% notes due June 5, 2012; (vi) US$300 million principal amount of 7.25% notes due July 15, 2012; (vii) US$300 million principal amount of 8.375% notes due February 15, 2011; and (viii) C$175 million principal amount of 8.5% debentures due December 8, 2008.

The guarantee of Falconbridge's Notes was implemented by amending the trust indentures pursuant to which the Notes were issued (the "Notes Indentures"). Pursuant to the terms of the Note Indentures, as amended by supplemental indentures to implement the guarantees, Xstrata has fully and unconditionally guaranteed the payment, within 15 days of when due, of the principal and interest owing by Falconbridge to the holders of the Notes. Computershare Trust Company of Canada (the "Note Trustee") is the trustee for the holders of the Notes under the terms of the Note Indentures.

Description of Xstrata Guarantee of the Falconbridge Preferred Shares

The guarantee of the Preferred Shares is governed by the terms of a guarantee indenture (the "Guarantee Indenture") entered into by Xstrata, Falconbridge and Computershare Trust Company of Canada, as guarantee trustee. Pursuant to the terms of the Guarantee Indenture, Xstrata has fully and unconditionally guaranteed in favour of the holders of the Preferred Shares the payment, within 15 days of when due, of all financial liabilities and obligations of Falconbridge to such holders under the terms of the Preferred Shares, whether in respect of:

  •
  any accrued and unpaid dividends on the Preferred Shares, regardless of the ability of Falconbridge to satisfy any financial or legal condition to the declaration or payment of dividends;

  •
  the redemption price and all accrued and unpaid dividends to the date of redemption with respect to the Preferred Shares called for redemption; or

  •
  the liquidation amount payable on the Preferred Shares upon a voluntary or involuntary dissolution, liquidation or winding up of Falconbridge, without regard to the amount of assets of Falconbridge available for distribution.

Xstrata's obligation to make a guarantee payment may be satisfied by direct payment of the required amounts by Xstrata to the holders of Preferred Shares entitled to those payments or by causing Falconbridge to pay those amounts to the holders.

Structural Subordination

Xstrata's guarantees of the Notes and the Preferred Shares constitute unsecured obligations of Xstrata

The terms of the guarantees do not limit the ability of Xstrata to incur additional indebtedness, nor do they limit the ability of Xstrata's subsidiaries or joint ventures to incur additional secured or unsecured indebtedness. Xstrata's obligations under the guarantees will be effectively subordinate to all indebtedness and other liabilities of Xstrata's subsidiaries and joint ventures, except to the extent Xstrata is a creditor of such subsidiaries or joint ventures ranking at least pari passu with such other creditors.

Credit Rating

The Notes and the Preferred Shares, as guaranteed by Xstrata, have been rated by the following rating agencies (collectively, the "Rating Agencies") as follows:

Rating Agency	Notes Rating	Preferred Shares Rating
Moody's Investors Service	Baa2	not rated
Standard & Poor's	BBB+	BBB-
Dominion Bond Rating Service Limited	BBB(high)	Pfd-3(high)

Holders of the Notes and the Preferred Shares should consult the Rating Agencies with respect to the interpretation of the foregoing ratings and their implications.

The credit ratings accorded to the Notes and the Preferred Shares by the Rating Agencies are not recommendations to purchase, hold or sell the Notes or the Preferred Shares inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that the ratings will remain in effect for any period of time or that the ratings will not be revised or withdrawn entirely by one or more of the Rating Agencies at any time in the future if, in the judgment of one or more of the Rating Agencies, circumstances so warrant.

Tax Consequences of Guarantee of Preferred Shares

The guarantee of the Preferred Shares constitutes a "guarantee agreement" for purposes of subsection 112(2.2) of the Income Tax Act (Canada) (the "Tax Act"). Accordingly, a dividend received on a Preferred Share of a particular series by a holder of Preferred Shares that is a corporation resident in Canada for purposes of the Tax Act generally will not be deductible in computing the taxable income of the corporation unless the Preferred Share is of a class or series of shares of the capital stock of Falconbridge that is listed on a prescribed stock exchange (which includes the Toronto Stock Exchange) and the corporation, and persons with which the corporation does not deal at arm's length, or any partnership or, in certain circumstances, trust of which the corporation or any such person is a member or beneficiary, do not, at the time the dividend is received, receive dividends in respect of more than 10 per cent of the issued and outstanding shares to which the guarantee agreement applies. Holders of Falconbridge Preferred Shares to which these provisions may be relevant are urged to consult their own tax advisors.

Guarantee of Payment

Each guarantee constitutes a guarantee of payment and not of collection. This means that legal proceedings may be brought directly against Xstrata to enforce its obligations under each guarantee without first instituting a legal proceeding against Falconbridge. The guarantees of the Notes will not be discharged except by payment in full of Falconbridge's obligations to the holders of the Notes. The guarantee of the Preferred Shares will not be discharged except by payment of the related guaranteed payments in full to the extent not paid by Falconbridge or upon the cancellation of the Preferred Shares.

Amendments and Assignment

The guarantees of the Notes may not be amended without the prior approval of the holders of the Notes in accordance with the terms of the Note Indentures, provided that no approval of the holders of the Notes is required for certain changes that do not adversely affect the rights of holders of the Notes.

The guarantee of the Preferred Shares may not be amended without the prior approval of the holders representing not less than a majority of the aggregate liquidation amount of the outstanding Preferred Shares, or, in the event that a meeting is held to obtain the consent of the holders of the Preferred Shares, representing not less than a majority of the aggregate liquidation amount of the outstanding Preferred Shares held by holders of the Preferred Shares present at the meeting, provided that no approval of the holders of the Preferred Shares is required for certain changes that do not adversely affect the rights of holders of the Preferred Shares. For purposes of the guarantee, a meeting of the holders of the Preferred Shares requires a quorum consisting of holders of the Preferred Shares holding at least 25% of the aggregate liquidation amount of the outstanding Preferred Shares.

The guarantees of the Notes and the Preferred Shares will be binding on the successors and assigns of Xstrata and will enure to the benefit of the holders of the Notes and Preferred Shares then outstanding.

Termination

The guarantee of the Notes will terminate upon the repayment in full and discharge of all Notes. The guarantee of the Preferred Shares will terminate and be of no further force and effect upon full payment of the applicable redemption price of all Preferred Shares, including any accrued and unpaid dividends at the time of redemption.

Governing Law

The guarantees of the Notes (other than the C$175 million 8.5% debentures due 2008) are governed by and construed in accordance with the laws of the State of New York except with respect to the rights, powers, duties and responsibilities of the Note Trustee under the Note Indentures, which are governed by the laws of the Province of Ontario.

The guarantees of the C$175 million 8.5% debentures due 2008 and the Preferred Shares are governed by and construed in accordance with the laws of the Province of Ontario.

Consent to Jurisdiction and Service

Xstrata has appointed CT Corporation System, 111 Eighth Avenue, New York, New York, as its agent for service of process in any suit, action or proceeding arising out of or relating to its guarantee of the Notes (other than the C$175 million 8.5% debentures due 2008) and for actions brought under United States federal or state securities laws brought in any federal or state court located in the City of New York and submits to such jurisdiction.

Xstrata has appointed Falconbridge as its agent for service of process in any suit, action or proceeding arising out of or relating to its guarantee of the Preferred Shares or the C$175 million 8.5% debentures due 2008 and for actions brought under provincial securities laws brought in any court located in the City of Toronto and submits to such jurisdiction.

Information Concerning the Trustee

Computershare Trust Company of Canada is the Note Trustee under the terms of the Note Indentures and is the guarantee trustee for the holders of the Preferred Shares. The terms of the Guarantee Indenture and the terms of the Note Indentures provide that, except in certain circumstances, no action may be brought against Xstrata to enforce the guarantees except by the Trustee.

Changes to Falconbridge Continuous Disclosure Reporting

In connection with Xstrata's guarantees of the Notes and the Preferred Shares, the securities commissions of each Canadian province (other than Prince Edward Island) and territory have granted Falconbridge an exemption from certain requirements of the securities legislation that will permit Falconbridge to satisfy its continuous disclosure obligations as a reporting issuer by filing Xstrata's UK disclosure documents, including Xstrata's annual and interim financial statements, in place of disclosure documents relating solely to Falconbridge. As a result of this relief, in lieu of the quarterly interim financial statements that Falconbridge has historically filed, Falconbridge will file on SEDAR Xstrata's annual and half-yearly financial statements, prepared in accordance with International Financial Reporting Standards. As a result, Falconbridge will not be filing interim financial statements for the nine months ended September 30, 2006. The terms of the exemption require that Falconbridge file on SEDAR copies of all documents filed by Xstrata pursuant to the continuous disclosure requirements of the United Kingdom.

Falconbridge will file Xstrata's financial statements on SEDAR at the same time they are filed in the United Kingdom. The continuous disclosure requirements of the United Kingdom require that Xstrata file its financial statements as soon as possible after they have been approved, with annual financial statements filed no later than six months after its December 31 year end and half yearly financial statements filed no later than 90 days after the end of the six month period ending June 30. Xstrata generally publishes its annual financial statements in March and its half yearly financial statements in August.

The availability of the exemption is subject to Falconbridge and Xstrata satisfying a number of other conditions that are set forth in the decision of the securities commissions. A copy of the decision is available on the website of the Ontario Securities Commission at www.osc.gov.on.ca.

More Information

To obtain copies of the supplemental indentures to the Note Indentures or the Guarantee Indenture, Holders of Notes and Preferred Shares may contact Computershare Trust Company of Canada whose offices are located at 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1, telephone 416.505.4600. Copies of the supplemental indentures and the Guarantee Indenture have also been publicly filed by Falconbridge and are available at www.sedar.com.

QuickLinks

Form 51-102F3 MATERIAL CHANGE REPORT Section 7.1 of National Instrument 51-102 Continuous Disclosure Obligations
SCHEDULE A
XSTRATA PLC GUARANTEES FALCONBRIDGE NOTES AND PREFERRED SHARES
XSTRATA PLC GUARANTEES FALCONBRIDGE NOTES AND PREFERRED SHARES